PRESS RELEASE

Dr. David-Alexandre Gros appointed Chief Strategy Officer of Sanofi

Paris, France - July 28, 2011 - Sanofi (EURONEXT : SAN ; NYSE : SNY) is pleased to announce today the appointment of Dr. David-Alexandre Gros, as Chief Strategy Officer of Sanofi, effective September 1, 2011. He will report to Christopher A. Viehbacher, Chief Executive Officer, and will join the Group Executive Committee. He will be based in Paris, France.

David-Alexandre’s position will cover all Group business development and acquisition activities as well as strategic planning, economic evaluation of projects, strategic intelligence, and alliance management.

Christopher A. Viehbacher, Sanofi Chief Executive Officer declared: “David-Alexandre brings a wealth of experience as a physician, strategic consultant and investment banker. He will be able to contribute significantly to the development and implementation of Sanofi’s strategy and transformation.”

David-Alexandre joins Sanofi after serving as an advisor to pharmaceutical, biotechnology and diagnostic companies as a Principal and founding member of the Healthcare Investment Banking division at Centerview Partners, in San Francisco, California.

David-Alexandre holds a B.A. from Dartmouth College (1995), an M.D. from Johns Hopkins University School of Medicine (1999), and an M.B.A. from Harvard Business School (2002).

David-Alexandre worked in clinical and health outcomes research at the Department of Urology of the Johns Hopkins Hospital from 1996 to 1999, and then as a Resident Physician at the University of Pennsylvania Health System from 1999 to 2000. In 2002, he joined McKinsey & Company’s Pharmaceuticals & Medical Products practice as an Associate, was promoted to Engagement Manager in 2004 and to Associate Principal in 2006. In late 2006, he joined Merrill Lynch as a Vice President in Healthcare Investment Banking focusing on strategy, mergers & acquisitions and corporate finance until joining Centerview Partners in mid-2009.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, rare diseases, consumer healthcare, emerging markets and animal health. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:

Media Relations	Investor Relations
Jean-Marc Podvin	Sébastien Martel
Tel.: + (33) 1 53 77 46 46	Tel.: + (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

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